Canyon Resources Corporation
14142 Denver West Pkwy., Suite 250
Golden, CO 80401
May 8, 2006
Ms. Tangela Richter
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Canyon Resources Corporation Definitive Proxy Statement on Schedule 14A File No. 001-11887
Dear Ms. Richter
This letter is in response to your request to our outside counsel, Richard Mattera at Hogan & Hartson L.L.P., on Thursday, May 4, 2006, that Canyon Resources Corporation explain why it believes the disclosure in its proxy statement filed with the Commission on April 28, 2006 regarding its proposal to issue up to 38 million shares of common stock satisfies the requirements of Sections 712 and 713 of the American Stock Exchange Company Guide (the “AMEX Company Guide”).
As you are aware, Sections 712 and 713 of the AMEX Company Guide are written broadly to require shareholder approval of, as a prerequisite to approval of applications to list additional shares to be issued in connection with, any transaction, other than a “public offering,” involving the sale, issuance, or potential issuance by an American Stock Exchange-listed company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock, even though shareholder approval is not otherwise required pursuant to applicable state or federal law. Sections 712 and 713 do not set forth specific disclosure requirements and the staff at AMEX have acknowledged in the past that they understand a company’s need to move quickly to consummate a transaction or respond to favorable capital markets. We included near identical disclosure in last year’s proxy statement when we sought shareholder approval under Sections 712 and 713. Prior to filing last year’s proxy statement with the Commission, we contacted the staff at AMEX to discuss the shareholder approval requirement and to seek their acknowledgement that the disclosure in our proxy satisfied their requirements. We received such acknowledgement and accordingly believe that the disclosure in this year’s proxy statement satisfies the requirements of Sections 712 and 713 of the AMEX Company Guide.

Ms. Tangela Richter
United States Securities and Exchange Commission
May 8, 2006

We are, or course, mindful of our obligations under our charter, bylaws, state laws and federal securities laws and understand that we may need to seek shareholder approval for a specific transaction in the future. The approval that the we are seeking in our proxy statement in no way substitutes for shareholder approval we may be required to obtain in the future as required by law.
If you have any questions please feel free to contact me at (303) 278-8464 or Richard Mattera at (303) 454-2471.
Sincerely,
/s/ David P. Suleski
David P. Suleski
Vice President — Chief Accounting Officer
& Corporate Development

cc:	Jim Hesketh, CEO Cheryl Spinner Richard Mattera, Hogan & Hartson L.L.P.